United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
August 2005
Valley of the Rio Doce Company
(Translation of Registrant’s name into English)
Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Press Release
Signature Page

CVRD launches dividend reinvestment plan
Rio de Janeiro, August 24, 2005 — Companhia Vale do Rio Doce (CVRD) hereby announces that its Board of Directors has approved the implementation of an automatic dividend reinvestment plan for the Company’s shareholders. This plan will allow investors to automatically reinvest shareholder remuneration in the Company’s shares.
This reinvestment plan is aimed at retail investors who will be able to use this mechanism which estimulates savings and makes it possible to purchase small number of CVRD’s shares at lower transaction costs.
The Company has the intention of making this facility available to all shareholders, both in Brazil and abroad, beginning from the date of payment of the second tranche of the minimum dividend for 2005, which is scheduled for October 31. Opportunely CVRD will disclose detailed information about the plan, explaining to shareholders how they should proceed in order to benefit from the use of this facility.
This program reaffirms CVRD’s commitment to its shareholders and to the further development of the Brazilian capital markets.

For more information, contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Alessandra Gadelha: alessandra.gadelha@cvrd.com.br +55-21-3814-4053
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700

Esse comunicado pode incluir declarações que apresentem expectativas da Administração da Companhia sobre eventos ou resultados futuros. Todas as declarações quando baseadas em expectativas futuras e não em fatos históricos envolvem vários riscos e incertezas. A Companhia não pode garantir que tais declarações venham a ser corretas. Tais riscos e incertezas incluem fatores relativos à economia brasileira e ao mercado de capitais, que apresentam volatilidade e podem ser afetados por desenvolvimento em outros países; relativos ao negócio de minério de ferro e sua dependência da indústria siderúrgica, que é cíclica por natureza, e relativo a grande competitividade em indústrias onde a CVRD opera. Para obter informações adicionais sobre fatores que possam originar resultados diferentes daqueles estimados pela Companhia, favor consultar os relatórios arquivados na Comissão de Valores Mobiliários — CVM e na U.S. Securities and Exchange Commission — SEC, inclusive o mais recente Relatório Anual — Form 20F da CVRD.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: August 26, 2005	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer